To the Shareholders of Alcon Inc.

Alcon

Invitation to the Annual General Meeting of Alcon Inc.
Rue Louis-d'Affry 6, 1701 Fribourg, Switzerland
Wednesday, April 28, 2021 at 10:00 a.m. CEST

Personal attendance of shareholders is not possible, please read the instructions on pages 2 and 6.

IMPORTANT INFORMATION RELATING TO COVID-19 PANDEMIC

Dear Shareholders,
As a result of the continuing exceptional circumstances due to the coronavirus (COVID-19) pandemic, the 2021 Annual General Meeting will be held without the personal attendance of shareholders and you will not be granted access to the meeting room, in accordance with the Ordinance of the Swiss Federal Council regarding measures on combating the coronavirus (COVID-19) as amended on March 1, 2021 (COVID-19 Ordinance 3).
Accordingly, and in accordance with the COVID-19 Ordinance 3, shareholders shall exercise their rights at our Annual General Meeting exclusively by sending in voting instructions to the independent representative identified in the voting materials. For information on how to issue your voting instructions to the independent representative, please refer to the "Organizational topics" at the end of this invitation.
We take the safety of our shareholders, directors, officers, associates and service providers very seriously. We hope you understand the need to take these extraordinary measures and look forward to your participation in person at the 2022 Annual General Meeting.

Agenda and proposals of the Board of Directors

1. Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2020
Proposal
The Board of Directors proposes that the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2020 be approved, acknowledging the reports of the statutory auditors.
2. Discharge of the members of the Board of Directors and the members of the Executive Committee
Proposal
The Board of Directors proposes that the members of the Board of Directors and the members of the Executive Committee be granted discharge for the 2020 financial year.
3. Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2020
Proposal
(CHF thousands)

Balance brought forward from previous year	CHF	17,270,806
Net income for the year	CHF	175,791
Earnings available to the Annual General Meeting	CHF	17,446,597
The Board of Directors proposes that:
- out of the earnings available to the Annual General Meeting, a gross dividend of CHF 0.10 per dividend-bearing share be declared while shares held by the Alcon Group will not be entitled to a dividend payment;
- out of the remaining amount of available earnings, after appropriation of the proposed dividend, an amount of CHF 160,000 be allocated to the general reserve, and
- the remaining amount of available earnings, after appropriation of the proposed dividend and allocation to the general reserve, be carried forward.
Comment: Calculated on the total number of issued shares of 499,700,000, the proposed dividend corresponds to a maximum total amount of CHF 49,970,000. No dividend is paid on shares held by the Alcon Group. The first trading day ex-dividend is expected to be May 4, 2021, while the record date is expected to be May 5, 2021 and the payout date in Switzerland is expected to be on or around May 6, 2021. The Swiss withholding tax of 35% will be deducted from the gross dividend amount.

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4. Votes on the compensation of the Board of Directors and of the Executive Committee
4.1 Consultative vote on the 2020 Compensation Report
Recommendation
The Board of Directors recommends that the 2020 Compensation Report be accepted (non-binding consultative vote).
Comment: The 2020 Compensation Report can be found in pages 81-112 of the 2020 Annual Report. Please also refer to the enclosed "Say-on-Pay" brochure for further explanation.
4.2 Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i.e. from the 2021 Annual General Meeting to the 2022 Annual General Meeting
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting in the amount of CHF 3,320,000.
Comment: Please refer to the enclosed "Say-on-Pay" brochure for further explanation.
4.3 Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i.e. 2022
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Executive Committee for the 2022 financial year in the amount of CHF 38,400,000.
Comment: Please refer to the enclosed "Say-on-Pay" brochure for further explanation.
5. Re-election of the Chair and the Members of the Board of Directors
Proposal
The Board of Directors proposes that the individuals presented below be re-elected as members to the Board of Directors for a term of office of one year extending until completion of the 2022 Annual General Meeting:
5.1 Re-election of F. Michael Ball (as Member and Chair)
5.2 Re-election of Lynn D. Bleil (as Member)
5.3 Re-election of Arthur Cummings (as Member)
5.4 Re-election of David J. Endicott (as Member)
5.5 Re-election of Thomas Glanzmann (as Member)
5.6 Re-election of D. Keith Grossman (as Member)
5.7 Re-election of Scott Maw (as Member)
5.8 Re-election of Karen May (as Member)
5.9 Re-election of Ines Pöschel (as Member)
5.10 Re-election of Dieter Spälti (as Member)

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Comment: The term of office for all members of the Board of Directors expires at the completion of the Annual General Meeting on April 28, 2021. All current members of the Board of Directors are standing for re-election. The re-election of the members of the Board of Directors shall be effected on an individual basis. Information on the professional background of the current members of the Board of Directors can be found in the 2020 Annual Report, available at https://investor.alcon.com/financials/annual-reports/default.aspx.
6. Re-election of the members of the Compensation Committee
Proposal
The Board of Directors proposes that the current members of the Compensation Committee be re-elected for a term of office of one year extending until completion of the 2022 Annual General Meeting.
6.1 Re-election of Thomas Glanzmann
6.2 Re-election of D. Keith Grossman
6.3 Re-election of Karen May
6.4 Re-election of Ines Pöschel
Comment: All current members of the Compensation Committee are standing for re-election. The re-election shall be effected on an individual basis. The Board of Directors intends to designate Karen May as Chair of the Compensation Committee, subject to her re-election as a member of the Board of Directors and member of the Compensation Committee.
7. Re-election of the independent representative
Proposal
The Board of Directors proposes the re-election of Hartmann Dreyer Attorneys-at-Law, P.O. Box 343, 1701 Fribourg, Switzerland, as independent representative for a term of office of one year extending until completion of the 2022 Annual General Meeting.
8. Re-election of the statutory auditors
Proposal
The Board of Directors proposes the re-election of PricewaterhouseCoopers SA, Geneva, as statutory auditors for the 2021 financial year.

Fribourg, March 25, 2021
Alcon Inc.
Board of Directors

Enclosures:    - Registration form with reply envelope
        - Brochure "Say-on-Pay"
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Organizational topics

Admission to the Annual General Meeting
Due to the global coronavirus (COVID-19) pandemic, the 2021 Annual General Meeting of Alcon Inc. will not be held with shareholders being present. Accordingly, voting rights can only be exercised through the independent representative (as set out below). In-person attendance of shareholders at the Annual General Meeting is not possible.
While the Board of Directors regrets this situation, it considers that this format represents the best option to protect the health of our shareholders, directors, officers, associates and service providers.

Voting
Shareholders entered in the share register with the right to vote on April 20, 2021 are entitled to vote in the Annual General Meeting. These shareholders may authorize Hartmann Dreyer Attorneys-at-Law to act as their independent representative either by using the reply form enclosed or electronically (e-voting). The reply form or a corresponding notification must reach the Company no later than April 23, 2021.
Additionally, holders of shares in the United States should follow the instructions provided by their brokers, trustees, nominees or the Company's transfer agent, as applicable.

Electronic Instructions to the Independent Representative (e-voting)
Shareholders may register by using the e-voting platform via www.gvote.ch to issue voting instructions to the independent representative.
The requisite login details are enclosed in the reply form. Personalized login details will remain valid until the Annual General Meeting. Shareholders may submit voting instructions electronically, or change any instructions they may have communicated electronically, up to but no later than 11:59 p.m. on April 23, 2021.

No Trading Restriction on Shares of Alcon Inc.
The registration of shareholders for voting purposes does not affect the trading of shares held by registered shareholders before, during or after the Annual General Meeting.

Shareholders Questions
Since shareholders will not be permitted to be physically present at the Annual General Meeting, shareholders will be given the opportunity to submit questions to the Company ahead of the Annual General Meeting by sending an email to the following address: investor.relations@alcon.com. Answers may be provided individually or in aggregate form on the Alcon website, possibly mentioning the name of the shareholder who submitted the question.

Annual Report
The Annual Report is available to the shareholders for examination at the Company’s head office at Rue Louis d'Affry 6, 1701 Fribourg, Switzerland. The invitation including the agenda and the proposals of the Board of Directors will be mailed directly to shareholders who are registered in the Company’s share register with the right to vote. The Annual Report will be mailed on request. The Annual Report is also available electronically at https://investor.alcon.com/financials/annual-reports/default.aspx.

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Contact us

Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg
Switzerland
Phone:     +41 58 911 21 10
investor.relations@alcon.com
https://investor.alcon.com/home/default.aspx

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